April 9, 2015

VIA EDGAR Ms. Mellissa Campbell Duru Special Counsel Office of Mergers & Acquisitions Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-3628
Re:	Pulse Electronics Corporation
Schedule 13E-3 filed by Pulse Electronics Corporation, OCM
PE Holdings, L.P. and OCM PE Merger Sub, Inc.
Filed March 6, 2015, as amended April 3, 2015, as further amended April 8, 2015
File No. 005-16240

Dear Ms. Duru:

Reference is made to the Schedule 13E-3, File No. 005-16240 (the “Schedule 13E-3"), filed on March 6, 2015, as amended on April 3, 2015 (“Amendment No. 1”), as further amended on April 8, 2015 (“Amendment No. 2”), by Pulse Electronics Corporation, a company incorporated under the laws of the Commonwealth of Pennsylvania (the “Company”), and the other filing persons named therein.

In response to the oral conversation between the staff (the “Staff”) of the Securities and Exchange Commission and the undersigned earlier today, the purpose of this letter is to confirm to the Staff that both Amendment No. 1 and Amendment No. 2 to the Schedule 13E-3 have been mailed to the shareholders of the Company on the date hereof in compliance with Rule 13e-3(f)(1)(iii) of the Securities Exchange Act of 1934, as amended.

Should you have any questions relating to the foregoing, please contact me at (212) 398-5787.

Sincerely, /s/ Ira L. Kotel Ira L. Kotel Partner
cc:	Victor H. Boyajian, Esq., Dentons US LLP Craig M. Garner, Esq., Latham & Watkins LLP Kenneth M. Schneider, Esq., Paul, Weiss, Rifkind, Wharton & Garrison LLP